Filed Pursuant to Rule 433
Registration Statement Number 333-132750
November 14, 2006
COMCAST CORPORATION
$900,000,000 5.875% NOTES DUE 2018
$600,000,000 6.45% NOTES DUE 2037
Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC Comcast Cable Communications Holdings, Inc. Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC

Issue of Securities:	5.875% Notes due 2018 6.45% Notes due 2037

Denomination:	$1,000 and multiples thereof

Use of Proceeds:
The Company intends to use the proceeds from this offering, after deducting fees and expenses related to this offering, for working capital and general corporate purposes, including for the repayment of commercial paper obligations; provided however, it may use a portion of the proceeds to purchase the remaining 39.5% interest in E! Entertainment Television that it does not currently own should such an acquisition be consummated. As of September 30, 2006, the Company’s indebtedness, excluding the derivative component for its indexed debt instruments whose changes in fair value are recorded to investment income (loss), net, had a weighted average annual interest rate of 7.16% and an average maturity date in 2020.

Indenture:	Indenture dated as of January 7, 2003 by and among the Company, the Cable Guarantors (other than Comcast MO of Delaware, LLC) and the Bank of

New York, as Trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the Cable Guarantors and the Trustee

Trustee:	The Bank of New York

Expected Ratings:	Moody’s: Baa2; S&P: BBB+; Fitch: BBB+

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Co-Managers:
ABN AMRO Incorporated
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Daiwa Securities America Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lazard Capital Markets LLC
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
Morgan Stanley & Co. Incorporated
The Royal Bank of Scotland plc
UBS Securities LLC
BNY Capital Markets, Inc.
SunTrust Capital Markets, LLC

Junior Co-Managers:
Guzman & Company
Samuel A. Ramirez & Co., Inc.
The Williams Capital Group, L.P.
Blaylock & Company Inc.
Cabrera Capital Markets, Inc.
Loop Capital Markets, LLC
M.R. Beal & Company
Muriel Siebert & Co., Inc.

Trade Date:	November 14, 2006

Settlement Date:	November 17, 2006 (T+3)

5.875% Notes Due 2018

Aggregate Principal: Amount:	$900,000,000
Amount:

Maturity:	February 15, 2018

Interest Rate:	5.875% per annum, accruing from November 17, 2006 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15 commencing February 15, 2007

Pricing Benchmark:	T 4.625% due November 15, 2016

UST Spot (Yield):	100-13 (4.574%)

Spread to Benchmark:	+132 bps

Yield to Maturity:	5.894%

Makewhole Redemption:
The 5.875% Notes due 2018 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points, plus in each case accrued interest thereon to the date of redemption.

Additional Issuances:
An unlimited amount of additional 5.875% Notes due 2018 may be issued. The 5.875% Notes due 2018 and any additional 5.875% Notes due 2018 that may be issued will be treated as a single series for all purposes under the indenture.

CUSIP Number:	20030N AR 2

Public Offering Price:	99.856% plus accrued interest, if any, from November 17, 2006

Gross Spread:	0.45%

Net proceeds to Comcast, before expenses:	99.406% per $1,000 principal amount of Notes due 2018; $894,654,000 total

6.45% Notes Due 2037

Aggregate Principal: Amount:	$600,000,000

Maturity:	March 15, 2037

Interest Rate:	6.45% per annum, accruing from November 17, 2006 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 15 and September 15 commencing March 15, 2007

Pricing Benchmark:	T 4.50% due February 15, 2036

UST Spot (Yield):	97-11 (4.667%)

Spread to Benchmark:	+159 bps

Yield to Maturity:	6.257%

Makewhole Redemption:
The 6.45% Notes due 2037 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the date of redemption.

Additional Issuances:
An unlimited amount of additional 6.45% Notes due 2037 may be issued. The $1,250,000,000 aggregate principal amount of 6.45% Notes due 2037 already outstanding, the 6.45% Notes due 2037 offered hereby and any additional 6.45% Notes due 2037 that may be issued will be treated as a single series for all purposes under the indenture.

CUSIP Number:	20030N AM 3

Public Offering Price:	102.597% plus accrued interest from September 16, 2006

Gross Spread:	0.875%

Net proceeds to Comcast, before expenses:	101.722% per $1,000 principal amount of Notes due 2037; $610,332,000 total
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 212-834-4533 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.

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